MAIL STOP 03-08

	February 17, 2005

Mr. Paul Biberkraut, Chief Financial Officer
Superior Galleries, Inc.
9478 West Olympic Boulevard
Beverly Hills, CA 90212

	RE:	Superior Galleries, Inc.
		Amendment No. 3 to Registration Statement on Form SB-2
		File No. 333-119253
		Filed on February 3, 2005

Dear Mr. Biberkraut:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Critical Accounting Policies, page 17

1. You have included a critical accounting policy for revenue recognition on pages 15 and 16 of your Form 10-QSB for the fiscal quarter ended December 31, 2004. You have not provided a critical accounting policy for revenue recognition in your amended Form SB-2.
Please either provide a critical accounting policy for revenue recognition in the next amendment to your Form SB-2, or tell us supplementally why you believe it is not required.

Results of Operations, page 19

2. We note disclosure on page 21 stating that you supply Amazon.com with rare coins on a "test basis." We also note that you have a "strategic relationship" with e-Bay.com. Please further describe the relationship you have with these entities. If you have formalized agreements in place, discuss all material terms and file the agreements as exhibits. See Item 601(b)(10) of Regulation S-B.

Liquidity and Capital Resources, page 26
3. We note that you are in default on the Series A Preferred
Stock.
You should include a discussion of the effect of the default on your liquidity. Disclose whether there are any cross-default provisions in your outstanding indebtedness that would be triggered by the default on your Series A Preferred Stock.


* * * *


	You may contact Sondra Snyder at (202) 942-1827 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 942-1885 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 942-2824 or
Ellie Quarles, Special Counsel, at (202) 942-1859 with any other questions you may have.

				Sincerely,



				H. Christopher Owings
				Assistant Director

cc:  Thomas Brockington, Esq.









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Superior Galleries, Inc.
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